Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222610

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO.  8 DATED JANUARY 17, 2020

TO THE PROSPECTUS DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2019, as supplemented by Supplement No. 1 dated April 26, 2019, Supplement No. 2 dated May 9, 2019, Supplement No. 3 dated May 16, 2019, Supplement No. 4 dated June 3, 2019, Supplement No. 5 dated July 29, 2019, Supplement No. 6 dated August 16, 2019 and Supplement No. 7 dated November 14, 2019, relating to our offering of up to $990,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	Our advisor’s agreement to make certain payments to the holders of our Class I shares prior to or upon our dissolution or other liquidity event.

Payment by Advisor to Holders of Class I Shares

As disclosed in our prospectus, our advisor is entitled to receive an acquisition fee of up to 3.85% of (1) the cost of all investments we acquire, (2) our allocable cost of investments acquired in a joint venture or (3) the amount funded by us to acquire or originate a loan or other investment. Such acquisition fee consists of (i) a 1.5% base acquisition fee and (ii) up to an additional 2.35% contingent acquisition fee, which we refer to as the “Contingent Advisor Payment.” The amount of the Contingent Advisor Payment paid in connection with the closing of an acquisition is reviewed on an acquisition-by-acquisition basis and will never exceed the then-outstanding amount of selling commissions, dealer manager fees, stockholder servicing fees or other fees paid by our advisor on our behalf at the time of such closing (taking into account all prior payments of the Contingent Advisor Payment).

The Contingent Advisor Payment is intended to allow our advisor to recoup the selling commissions, dealer manager fees and stockholder servicing fees that it has paid on our behalf. However, no upfront selling commissions or ongoing stockholder servicing fees are paid with respect to our Class I shares, and the upfront dealer manager fee paid with respect to the sale of our Class I shares is only 1.0% of the total purchase price for Class I shares sold (and is typically waived by the dealer manager with respect to nonaffiliated registered investment advisors). As a result, payments of the Contingent Advisor Payment reduce the amount available for distribution to all of our share classes, without adjustment for the significantly lower upfront selling commissions, dealer manager fees and stockholders servicing fees associated with our Class I shares as compared to our Class T shares and Class A shares.

In light of the foregoing, our advisor has agreed to make a one-time cash payment to the holders of our Class I shares acquired subsequent to January 16, 2018 (the date that the Contingent Advisor Payment first became payable) in an amount designed to compensate the holders of such Class I shares for the amount of the Contingent Advisor Payments attributable to such Class I shares, which we refer to as the “Class I payment.” The Class I payment will be made by our advisor prior to or upon our liquidation and dissolution or other liquidity event, provided that the specific timing of the Class I payment will be in our advisor’s sole discretion. The aggregate Class I payment will be an amount equal to (x) aggregate Contingent Advisor Payments paid to our advisor as of the date of the Class I payment, multiplied by (y) a fraction, the numerator of which is the aggregate gross offering proceeds from the sale of Class I shares subsequent to January 16, 2018 and the denominator of which is the aggregate gross offering proceeds from the sale of all classes of shares subsequent to January 16, 2018. Each holder of Class I shares acquired subsequent to January 16, 2018 will be entitled to receive a pro rata portion of the aggregate Class I payment based upon the number of Class I shares held by such holder. The Class I payment will be the sole responsibility of our advisor and our advisor will not be entitled to any reimbursement from us with respect to the Class I payment.

As of the date hereof, we have paid our advisor an aggregate of $ 1,222,000 in Contingent Advisor Payments.